FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-7711

03003659

FOSTER'S
GROUP
Inspiring Global Enjoyment

SUPPL

03 FEB -6 AM 7:21

Fosters Brewing Group

PRESS RELEASE

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The following announcement was made to the Australian Stock Exchange Limited today.

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MAR 03 2003
THOMSON
FINANCIAL

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 3/6

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

6 February 2003

Foster's releases 31 December 2001 (HY02) results under new format

Foster's Group Limited today released half year to 31 December 2001 (HY02) financial information re-formatted to reflect the revised structure of the group, as reported for the full year ended 30 June 2002.

The Foster's half year 31 December 2002 (HY03) results will be released to the ASX on Tuesday, 11 February 2003.

Information released includes key financial tables and supplementary schedules.

Further information:

Media
Foster's Group Corporate Affairs
Nicole Devlin
+61 3 9633 2261

Investors
Foster's Group Investor Relations
Domenic Panaccio
+61 3 9633 2773

Foster's Group Limited
HY02 Financial Results – Revised Format

Revenue Summary

6 months ended 31 December	2001 Published Format $m	2001 Revised Format $m	Refer to Note
Australian Beer	800.5	826.6	1
Australian Leisure and Hospitality	439.3	439.3	
Continental Spirits	63.0	63.0	
Intra-division sales		(45.9)	2
Carlton	1,302.8	1,283.0	
International Beer	89.8	87.5	3
Intra-beer business sales		(5.3)	2
Royalties	46.9	20.8	1
Total Beer	1,439.5	1,386.0	
Wine Trade			
Asia Pacific		110.5	
North America		537.2	
Europe		30.9	
	678.6	678.6	
Clubs	209.2	209.2	
Services	111.7	111.7	
Intra-division sales	(17.8)	(17.8)	
Total Wine	981.7	981.7	
Inter-segment sales	(52.5)	(1.3)	2
Net Sales Revenue	2,368.7	2,366.4	
Other operating revenue	198.4	200.7	3, 6
Total Operating Revenue	2,567.1	2,567.1	

Foster's Group Limited
HY02 Financial Results – Revised Format

Profit Commentary
Earnings

6 months ended 31 December	2001 Published Format $m EBIT	2001 Revised Format $m EBITAS *	Refer to Note 4
Australian Beer	242.3	243.6	
Australian Leisure and Hospitality	62.2	62.9	
Continental Spirits	9.6	10.2	
Carlton	314.1	316.7	
International	14.0	14.0	
Total Beer	328.1	330.7	
Wine Trade			
Asia Pacific		37.1	
North America		150.2	
Europe		9.0	
	209.6	196.3	
Clubs	28.2	34.4	
Services	12.3	13.4	
Total Wine	250.1	244.1	
Property and Investments	9.1	9.1	
Corporate	(31.8)	(31.8)	
EBITAS *		552.1	
SGARA *		26.8	
EBITA		578.9	
Amortisation		(23.4)	
EBIT	555.5	555.5	
Net Interest Expense	(93.0)	(93.0)	
Tax	(138.8)	(138.8)	
Outside Equity Interest	(1.5)	(1.5)	
Net Profit after Tax	322.2	322.2	

* EBITAS = Earnings before interest, tax, amortisation (EBITA) and SGARA (being earnings accounted for in accordance with AASB 1037 "Self Generating and Re-Generating Assets").

Foster's Group Limited
HY02 Financial Results – Revised Format

Carlton and United Breweries

6 months ended 31 December	2001 Published Format $m	2001 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation			4
Australian Beer		243.6	
Australian Leisure and Hospitality		62.9	
Continental Spirits		10.2	
		316.7	
Amortisation			
Australian Beer	(1.3)	(1.3)	
Australian Leisure and Hospitality	(0.7)	(0.7)	
Continental Spirits	(0.6)	(0.6)	
	(2.6)	(2.6)	
Earnings before interest & tax			
Australian Beer	242.3		
Australian Leisure and Hospitality	62.2		
Continental Spirits	9.6		
	314.1		

International Beer

6 months ended 31 December	2001 Published Format $m	2001 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation		14.0	4
Amortisation	-	-	
Earnings before interest & tax	14.0		

Foster's Group Limited
HY02 Financial Results – Revised Format

Global Wine

6 months ended 31 December	2001 Published Format $m	2001 Revised Format $m	Refer to Note
Earnings before interest, tax, amortisation and SGARA			4
Trade – Asia Pacific		37.1	
Trade – North America		150.2	
Trade – Europe		9.0	
Wine Trade		196.3	
Wine Clubs		34.4	
Wine Services		13.4	
		244.1	
Amortisation			
Trade – Asia Pacific		(2.8)	
Trade – North America		(10.7)	
Trade – Europe		-	
Wine Trade	(13.5)	(13.5)	
Wine Clubs	(6.2)	(6.2)	
Wine Services	(1.1)	(1.1)	
	(20.8)	(20.8)	
SGARA			5
Trade – Asia Pacific	6.1	6.1	
Trade – North America	20.7	20.7	
Trade – Europe	-	-	
Wine Trade	26.8	26.8	
Earnings before interest & tax			
Trade – Asia Pacific			
Trade – North America			
Trade – Europe			
Wine Trade	209.6		
Wine Clubs	28.2		
Wine Services	12.3		
	250.1		

Foster's Group Limited
HY02 Financial Results – Revised Format

Lensworth			
6 months ended 31 December	2001 Published Format $m	2001 Revised Format $m	Refer to Note
Earnings before interest, tax and amortisation		9.1	4
Amortisation	-	-	
Earnings before interest & tax	9.1		

Notes

1. Revenue of $26.1 million, mainly comprising revenue from the Capital Liquor business, was disclosed at December 2001 as other sales revenue in the "Royalties and Other Sales Revenue" category. This revenue has now been disclosed in Australian Beer revenue.

2. The revenue table has been re-aligned to disclose the total of the Carlton and International Beer businesses. Carlton comprises Australian Beer, Australian Leisure and Hospitality and Continental Spirits. This re-alignment results in a shift of most of the $52.5 million inter-segment eliminations, to identify $45.9 million for the elimination of sales between Carlton businesses and $5.3m for sales between Carlton and International beer.

3. International Beer revenue excludes non-core trading income of $2.3 million which has now been disclosed on the Other Operating revenue line.

4. In 2001, earnings before interest and tax (EBIT) was disclosed for divisional financial results. The Group now uses earnings before interest, tax, amortisation and SGARA (EBITAS) for reporting divisional financial results.

5. SGARA – Self Generating and Re-Generating Assets - in accordance with the requirements of Australian accounting standard AASB 1037.

6. Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income.